Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 21, 2013

VIA EDGAR AND E-MAIL

Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co.
Preliminary Proxy Statement on Schedule 14A filed on May 17, 2013
File No. 001-33738

Dear Mr. Panos:

Set forth below are the responses of Morgans Hotel Group Co. (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 20, 2013, with respect to the Company’s Preliminary Proxy Statement filed on Schedule 14A with the Commission on May 17, 2013 (File No. 001-33738) (the “Preliminary Proxy Statement”) relating to the Company’s reconvened annual meeting of stockholders to be held on June 14, 2013. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the Company’s corresponding response.

1.	Schedule 14A, codified at Rule 14a-101 of Regulation 14A, does not include the proxy card. While we noticed that the proxy statement has been identified as a preliminary copy, the form of proxy, in addition to the proxy statement, must be revised to indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has amended the form of proxy, filed together with Amendment No. 1, to indicate that it is a preliminary copy and subject to completion.

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May 21, 2013

2.	We noticed that the issuer has disclosed its intent to use the grant of discretionary authority available under Rule 14a-4(b)(1) of Regulation 14A. Briefly advise us of the legal basis upon which the issuer relies to exercise such discretionary authority for the election of director proposal governed by Rule 14a-4(b)(2) of Regulation 14A.

Response: The second sentence of Rule 14a-4(b)(1) of Regulation 14A states that a proxy card may confer discretionary authority to a proxy holder with respect to matters as to which a choice is not specified by the stockholder provided that the proxy card states in bold-face type how it is intended that the proxy holder will vote the shares represented by the proxy in each such case. On the Company’s proxy card, as is customary, the Company has included a statement in bold type that the proxy will be voted as directed on the proxy card, but “[i]f no such direction is made this proxy will be voted in accordance with the Board of Directors’ recommendations.” In our judgment and experience, this provision of Rule 14a-4(b)(1) applies equally to the election of directors as well as to other proposals, provided that the discretionary authority is permitted by applicable law. In the present case, Delaware law permits this express grant of authority to a proxy holder. Specifically, Delaware law allows the grant of authority to proxy holders to vote shares so long as the instructions are clearly described on the proxy card, which is the case here. In our experience, this interpretation of Rule 14a-4(b)(1) has been the long-standing interpretation of the Staff and practitioners, notwithstanding the fact that the first sentence of Rule 14a-4(b)(1) applies to the presentation of voting options (for, withhold, abstain) on the form of proxy card for all matters other than the election of directors.

Rule 14a-4(b)(2) of Regulation 14A provides the specific requirements as to the form of proxy card for the election of directors, requiring the proxy card to name each nominee and to provide a means for stockholders to withhold authority to vote for each nominee. The Company has elected to comply with this provision in its form of proxy card by providing “For All” “Withhold All” and a “For All Except” voting options together with a designated blank space in which the stockholder may enter the names of nominees with respect to whom the stockholder chooses to withhold authority to vote. Rule 14a-4(b)(2) does not, in our judgment, conflict with or otherwise limit the application of the second sentence of Rule 14a-4(b)(1)—conferring discretionary authority to vote uninstructed shares—to matters other than the election of directors. We respectfully submit to the Staff our view that the Company’s proposed presentation of discretionary authority for the proxy holders to vote uninstructed shares for all proposals complies with the provisions of both Rule 14a-4(b)(1) and 14a-4(b)(2).

May 21, 2013

3.	We noticed that security holders using the issuer’s proxy card will be unable to vote for a full slate of nominees. Please expressly disclose the consequences to security holders as a result of using the issuer’s proxy card to vote for six directors instead of seven. For example, revise to highlight more prominently that security holders will be disenfranchised with respect to one seat. In addition, disclose that the issuer cannot assure that directors nominated by the opposition and elected will agree to serve if the issuer’s slate wins. Disclose why the remaining seat is unlikely to remain vacant. Refer to Section II.I and footnote 76 of Exchange Act Release No. 31326 (October 16, 1992).

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to address the concerns noted in the Staff’s comment. It has included additional disclosure highlighting the consequences to the Company’s stockholders of using the Company’s proxy card to vote for the Company’s six director nominees, namely that such stockholders will not be able to vote for the seventh director. The Company has also highlighted to the Company’s stockholders the likelihood that, because the Company’s directors are elected by a plurality of the votes cast on the election of directors, at least one of the opposition stockholders’ director nominees will be elected to the Company’s board of directors. The Company respectfully refers the Staff to the Notice of Reconvened Annual Meeting of Stockholders as well as pages 4, 8, 9 and 17 of Amendment No. 1, where it has included responsive additional disclosure.

4.	Revise to balance the disclosure by indicating that the opposition stockholders are not legally required to pay a control premium.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to expressly state that the opposition stockholders are not legally required to pay a control premium. The Company respectfully refers the Staff to the Notice of Reconvened Annual Meeting of Stockholders of Amendment No. 1.

5.	Given that “FOR ALL” is not a voting choice available with respect to the alternate director nominee, please remove the implication security holders may select this voting box on the form of proxy and make corresponding revisions in the proxy statement.

Response: The Company acknowledges the Staff’s comment. However, because the Company no longer will be including an alternate director nominee, the Company has amended the form of proxy and Amendment No. 1 to eliminate the references to the alternate director nominee and the associated voting mechanics. As a result, we respectfully submit that the Staff’s comment no longer applies to the revised language.

6.	Advise us, with a view toward revised disclosure, whether or not each of the issuer’s nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1) and (4) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Amendment No. 1 to expressly state that each of the Company’s director nominees named in Amendment No. 1 have consented to being named as such in Amendment No. 1 and to serve as a director of the Company if elected. The Company respectfully refers the Staff to page 17 of Amendment No. 1, where it has included responsive additional disclosure.

May 21, 2013

7.	Revise to expressly indicate the circumstances in which the proxy authority granted will not be exercised to vote for proposals 1a. and 1b. In addition, revise to make clear that even if the proxy holder has been granted the authority to vote “FOR ALL” of the issuer’s director nominees, the proxy holders ultimately may vote for less than all. Refer to Rule 14a-4(e) of Regulation 14A.

Response: In response to the Staff’s comment and also because the Company will no longer be including an alternate director nominee, the Company has amended the form of proxy and the disclosure in Amendment No. 1 to eliminate proposal 1b. and change references to proposal 1a. into references to proposal 1. As a result, proxy holders having been granted the authority to vote “FOR ALL” of the Company’s six director nominees will in fact vote for all of the Company’s six director nominees. The Company believes these revisions, along with changes to the presentation of the “FOR ALL” authority to clarify that “FOR ALL” refers to all six director nominees recommended by the Company’s board of directors, address the Staff’s comment.

8.	Advise us how the issuer complied with Item 5(b)(1)(iii) of Schedule 14A.

Response: In complying with the disclosure requirements of Item 5(b)(1)(iii) of Schedule 14A, the Company sent questionnaires to, and received responses from, those persons deemed to be participants in the Company’s solicitation. Because there was no relevant information to disclose, the Company relied on the statement included in Item 5(b)(1)(iii) that, with respect to the disclosure required thereby, “[a] negative answer need not be included in the proxy statement or other soliciting material.”

9.	We noticed the definition of “Change in Control” on page 62. Advise us, with a view towards revised disclosure in this and other sections of the proxy statement, whether or not the successful election of four or more directors nominated by the opposition will result in any change of control payments.

Response: In response to the Staff’s comment, the Company has disclosed in Amendment No. 1 that the election of four or more of the directors nominated by the opposition to the Company’s board of directors (i) would not, in the case of Messrs. Gross, Flannery and Gery, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Development Officer, respectively, constitute a “Transactional Change of Control” (as defined in their respective employment agreements) and therefore would not result in any payments or acceleration of benefits to Messrs. Gross, Flannery or Gery and (ii) would, in the case of Mr. Szymanski, the Company’s Chief Financial Officer, constitute a “Change in Control” under Mr. Szymanski’s employment agreement, resulting in the full acceleration of his unvested equity awards, if at the time of or during the one-year period following such a Change in Control, the Company terminates his employment or he resigns for Good Reason. The Company respectfully refers the staff to pages 52 and 53 of Amendment No. 1, where it has included responsive disclosure.

The undersigned, on behalf of the Company, hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

May 21, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the points contained in our response. Please contact John B. Beckman at (202) 637-5464 or Joseph G. Connolly, Jr. at (202) 637-5625 if you have any questions or need any additional information.

Sincerely,

/s/ John B. Beckman
John B. Beckman Partner Hogan Lovells US LLP

/s/ Joseph G. Connolly, Jr.
Joseph G. Connolly, Jr. Partner Hogan Lovells US LLP

cc:	Michael J. Gross

Chief Executive Officer

Morgans Hotel Group Co.

David Smail

Executive Vice President and General Counsel

Morgans Hotel Group Co.

Bruce Gilchrist

Partner

Hogan Lovells US LLP